SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of September, 2000
                            ----


                          Electrocon International Inc.
                          -----------------------------
                 (Translation of Registrant's name into English)


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F  X                    Form 40-F
                            ---                             ---


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes                         No    X
                          ---                          ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ELECTROCON INTERNATIONAL INC.
                                            (Registrant)



Date: October 4, 2000                By: /s/ Henry F. Schlueter
      ---------------                    ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary



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GETGO Mail.com Inc.                                                 NEWS RELEASE
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4610 S. Ulster Street, Suite 150
Denver, CO 80237
Corporate Office: 303-771-3850
Investor Relations: 818-475-1509
URL: www.getgomail.com
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                            GETGO MAIL.COM ANNOUNCES
                    APPOINTMENT OF FORMER GM VICE-CHAIRMAN TO
                            TECHNOLOGY ADVISORY BOARD

DENVER, COLORADO--September 6, 2000--GETGO Mail.com (NASDAQ: "GTGO"). Mr. Robert
J. Schultz, former Vice-Chairman of General Motors and an investor in GETGO Mail.com, has accepted a position on the technology advisory board of GETGO Mail.com, Inc. The GETGO technology advisory board is being formed to support a significant expansion in broadband technology business operations.

"Bob Schultz brings a wealth of business and technology expertise to our technology advisory board, " stated Dr. Smith, the Chairman and CEO of GETGO Mail.com, Inc. "His commitment to our vision and his acceptance of this appointment give us great confidence in our "REVELATOR" business strategy; that focuses on fast tracking convergence companies to more rapid revenue generation, while garnering resources and guidance from industry leaders."

"As an investor in GETGO Mail.com, obviously I believe in GETGO's vision and business plan," stated Mr. Schultz. "To be involved in directing GETGO's vision as a member of the technology advisory board is exciting. I believe that GETGO's REVELATOR business model is exactly what the market is looking for and that it will deliver for GETGO and its investors. I'm looking forward to GETGO bringing this new way of doing business to the market."

Mr. Schultz held senior management positions with General Motors Corporation
(GM) and its electronics and aviation affiliate, GM Hughes Electronics (GM Hughes), until his retirement in 1993. He served as Vice Chairman of GM and as Chairman and Chief Executive Officer of GM Hughes from 1990 to 1993. From 1984 to 1989, he held various senior corporate positions at GM, and from 1981 to 1984 he served as General Manager of General Motors' Delco Electronics Division. He is currently a member of the Board of Trustees of California Institute of Technology, the Board of Directors of OEA, Inc., an aerospace and automotive industry supplier, the Board of Directors of Delco Remy International, a publicly held producer of OEM electronics for the automotive industry, and the Board of Directors of MCT Corporation. MCT is operating and developing cellular phone systems in Russia and Central Asia.

In September 1992, Robert Schultz was inducted into the National Academy of Engineering in recognition of his professional achievements. Mr. Schultz attended Michigan State University where he received a Bachelor of Science degree in Mechanical Engineering in 1953 and a Master's degree in Business Administration in 1969.

For more information, please go to http://www.getgomail.com or contact: Kristin Elizabeth Johnston, 818-475-1509.


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GETGO Mail.com Inc.                                                 NEWS RELEASE
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4610 S. Ulster Street, Ste. 150
Denver, CO 80237
Corporate Office: 303-771-3850
Investor Relations: 818-475-1509
URL: www.getgomail.com
--------------------------------------------------------------------------------


               GETGO MAIL.COM 'S REVELATOR BUSINESS MODEL ATTRACTS
                              WELL-KNOWN FINANCIER

DENVER, COLORADO--September 14, 2000--GETGO Mail.com (NASDAQ: "GTGO"). Mr. Aaron Fleck, a well-known financier, has accepted a position on the GETGO technology advisory board. The GETGO technology advisory board is supporting GETGO's emerging broadband technology business operations.

"Aaron Fleck adds significant stature to our technology advisory board with his investment experience and international affiliations, as we continue to execute our REVELATOR business model, focused on fast tracking convergence companies to more rapid revenue generation," stated Dr. Derrin Smith, the Chairman and CEO of GETGO Mail.com, Inc. "With Aaron's interests in business and media, we believe he brings invaluable synergy to the Company's vision."

"I invested in GETGO because I am impressed with their REVELATOR approach to broadband technology. It is an accurate interpretation of what the market is demanding. The I.C.E.--Information, Communication and Entertainment-- verticals promise to position GETGO as a technology leader for next generation companies. To be involved in an advisory capacity affords me front row visibility into a very exciting endeavor," said Mr. Fleck from his Aspen, Colorado offices.

Mr. Fleck is a registered investment advisor and the owner of Aaron Fleck & Associates L.L.C. He is a member of the Fleck Group, which is an investor in @Ventures, a subsidiary of CMGI. He is also associated with Sandler Capital and the organizer and partner of Enter Media Growth Fund, CF Global Growth Fund, AFA Management Partners LP, the Fleck T.I.M.E. Fund and the Fleck T.I.M.E. Offshore Fund. Additionally, Mr. Fleck serves on several prestigious boards including:
The Advisory Council for the Central Asia Caucasus Institute, the National Committee for the National Jewish Hospital, and the National Committee at the Kennedy Center for Performing Arts.


For more information, please go to http://www.getgomail.com or contact: Kristin Elizabeth Johnston, 818-475-1509.

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GETGO Mail.com Inc.                                                 NEWS RELEASE
--------------------------------------------------------------------------------

4610 S. Ulster Street, Ste. 150
Denver, CO 80237
Corporate Office: 303-771-3850
Investor Relations: 818-475-1509
URL: www.getgomail.com
--------------------------------------------------------------------------------


DENVER--(BUSINESS WIRE)--Sept. 18, 2000--GETGO Mail.com, Inc. (the "Company")(Nasdaq: GTGO - news) today announced an agreement with Visual Access Technologies for a merger that will be executed via their subsidiary enterprises, to form a new company to be known as "MobilEntity, Inc." The merger combines GETGO's unified messaging products and services with certain patents and intellectual properties of Visual Access. Final execution of the merger is contingent on certain business and financial requirements being satisfied. Paul
G. Lewis will become the President and CEO of MobilEntity, Inc.

"This merger allows us to gain complete ownership of various patents in the Unified Messaging arena as well as in the field of cellular phones and other wireless products capable of remote interactive retrieval," stated Paul Lewis, President and CEO of GETGO Mail.com USA, Inc. "This will provide added market strength and flexibility for our unified messaging card as well as several other products currently in development. I am truly excited about the unique market position of MobilEntity, Inc."

"As chairman of Visual Access, I look forward to the business opportunities that will emanate from the merger of our company with MobilEntity," said Judah Klausner. "I believe that the combined new company, which is to take the name MobilEntity, will be well positioned to take advantage of the present trend towards personal mobile wireless Internet data access and communications."

Judah Klausner founded Visual Access Technologies, Inc. and C-Voice, Inc. to develop technology and file related patents in the mobile communications field. Mr. Klausner is the inventor of the original hand-held electronic organizer. He licensed his technology to companies such as Sharp, Casio and Toshiba. Organizer products manufactured under his patent licenses include the Sharp Wizard, Casio Databank as well as products sold under Sony, Toshiba, Radio Shack, Rolodex, and other brands.

"By formally embedding this intellectual property into our enterprise, we continue to reinforce the value proposition of our unified messaging products and services," said Dr. Derrin Smith, Chairman and CEO of GETGO's worldwide operations since July. "This also creates a platform to extend our enhanced communications business vertical."

MobilEntity is the first technology enterprise to reach critical mass under the communications vertical of GETGO's "I.C.E." (Information, Communications, Entertainment) REVELATOR model, wherein GETGO is the technology operating company creating broadband products and services from intellectual properties. GETGO is preparing the required SEC registration statement to affect the successful spin-off of MobilEntity and will retain a significant equity interest post-divestiture, while concurrently developing additional technology enterprises. Embedding the associated patents adds significant value to the venture on a going-forward basis, enabling a broader range of related products and services.

Under the terms of the agreement, GETGO Mail.com USA, Inc. has agreed to merge its wholly owned subsidiary, MobilEntity, Inc., a Delaware corporation, with Visual Access Corporation. Visual Access Corporation is a newly formed Delaware corporation owned by Visual Access Technologies, Inc. and C-Voice, Inc. The merger is intended to occur simultaneously with the planned spin-off of MobilEntity, Inc. to the parent company's public shareholders. Following the merger and spin-off, MobilEntity, Inc., will hold all of GetgoMail.com USA's technology related to Unified Messaging, and intends to register its shares for NASDAQ listing. The merger agreement is contingent upon various conditions including additional financing, and will be executed in phases. Further, the merger agreement provides that the Visual Access Corporation Shareholders and GETGO Mail.com, Inc. will each own 50% of MobilEntity's shares of common stock before additional shares are issued in connection with the financing of MobilEntity.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GetGo Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

For more information on GETGO or any of its subsidiaries please log on to www.getgomail.com or contact Kristin Johnston at 303/771-3850 or kjohnston@getgocorp.com., or:

GETGO, Inc.                                 GETGO Mail.com, USA
World Headquarters                          Unified Messaging Division
4610 S. Ulster Street, Ste. 150             1 Main Street
Denver, CO 80237                            Clinton, New Jersey 08809
USA                                         USA
303.771.3850                                908.730.0066

GETGO International                         Contact:
Asian Operations                                GETGO, Inc.
Prosperity Centre                               Investor Relations, 303/771-3850
8/F, Block B                                                   or
77 Container Port Road                          Corporate Office
Kwai Chung, New Territories                     908/730-0066
Hong Kong                                       www.getgomail.com
852.2481.6022



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GETGO Mail.com Inc.                                                 NEWS RELEASE
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Corporate Office: 908-730-0066
Investor Relations: 303-771-3850
URL: www.getgomail.com
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                    GETGO MAIL.COM ENHANCES ASIAN OPERATIONS

DENVER, September 27, 2000 -- GETGO Mail.com, Inc. (the "Company" or" GETGO") (NASDAQ: "GTGO") today announced that it is enhancing its Asian operations. Strengthening margins, distribution and new manufacturing opportunities in Asia are the central focus of Fred Ko, GETGO Asia's president. His strong leadership resulted in GETGO's winning TDK Semi Conductor Corporation's Far East Sales Representative of the Year Award on September 16, 2000. "This award recognizes the outstanding and dedicated sales efforts exhibited by GETGO Asia and demonstrates that under Ko's leadership GETGO Asia is headed in the right direction," said Dr. Derrin Smith, CEO of GETGO's worldwide operations from the Company's headquarters in Denver Technology Center, Denver, Colorado.

Dr. Smith also noted that the Company will retain exclusive Asian distribution rights to patented unified messaging products and services, after the merger of the Company's wholly-owned subsidiary and the owner of the patents, as described by the Company's release dated September 18, 2000. These patent rights strengthen the parent company's strategic commitment to expand their existing Asian distribution channels while accelerating time to market for new technology enterprises.

Dr. Smith continued, "By aggressively leveraging its more than twenty years of experience in the Asian market, GETGO intends to provide significant opportunities for its broadband technology companies. The recent U.S. Senate approval for permanent normalized trade relations with China further strengthens our strategy, adding a solid policy foundation to operate more effectively in Asian markets."

As announced on February 29, 2000, the parent company, GETGO Mail.com will spin off a second public entity to focus exclusively on unified messaging. Dr. Smith commented "the board of directors are committed to creating value for our shareholders and they believe that a pure play in unified messaging with embedded intellectual property is what the market is seeking." He added that "the merger announced on September 18th is non-dilutive to the GETGO parent company because no shares of the parent will be issued in the merger. Further, the merger embeds the patents necessary to differentiate the merged company from its competitors and significantly strengthens the company's competitive position."

All shareholders of the GETGO parent company as of a record date (to be announced), will own shares of two public companies when the spin off is completed. Only those shareholders of the GETGO parent company on the record date will receive shares of ownership in the new GETGO company.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GetGo Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

For more information on GETGO or any of it's subsidiaries please log on to www.getgomail.com or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com, or:

GETGO, Inc.                                  GETGO Mail.com, USA
World Headquarters                           Unified Messaging Division
4610 S. Ulster Street, Ste. 150              1 Main Street
Denver, CO   80237                           Clinton, New Jersey 08809
USA                                          USA
303.771.3850                                 908.730.0066

GETGO International
Asian Operations
Prosperity Centre
8/F, Block B
77 Container Port Road
Kwai Chung, New Territories
Hong Kong
852.2481.6022.